EXHIBIT 2.2

AMENDMENT TO
AGREEMENT AND PLAN OF REORGANIZATION

THIS AMENDMENT TO AGREEMENT AND PLAN OF REORGANIZATION (the "Amendment") is made and entered into as of this 30th day of July, 2001, by and between UNITED COMMUNITY BANKS, INC., a Georgia business corporation ("United"), and PEOPLES BANCORP, INC., a Georgia business corporation ("Peoples," and together with United, the "Parties").

WHEREAS, the Parties entered into that certain Agreement and Plan of Reorganization, dated as of June 29, 2001 (the "Merger Agreement"), whereby, among other things, Peoples will merge with United (the "Merger"), with United being the surviving corporation and with all of the issued and outstanding shares of common stock, $.01 par value per share, of Peoples being converted into the right to receive shares of the authorized common stock, $1.00 par value per share, of United, upon the terms and conditions set forth in the Merger Agreement;

WHEREAS, under Section 4.1 of the Merger Agreement, Peoples has agreed to provide to United a memorandum (the "Peoples Disclosure Memorandum") containing certain information regarding peoples as indicated in various places in the Merger Agreement;

WHEREAS, under Section 4.1 of the Merger Agreement, United has until August 9, 2001 to review the Peoples Disclosure Memorandum and to terminate the Merger Agreement if for any reason in its sole discretion United believes that proceeding with the Merger in light of the contents of such memorandum would be detrimental to United; and

WHEREAS, the Parties desire to revise Section 4.1 of the Merger Agreement to extend the time period during which United may review the Peoples Disclosure Memorandum:

NOW, THEREFORE, in consideration of the mutual agreements herein contained, the Parties hereby agree as follows:

1.          Capitalized Terms.      Capitalized terms used herein but not defined herein shall have the respective meanings set forth in the Merger Agreement.

2.          Amendment to Section 4.1.       The last sentence of Section 4.1 of the Merger Agreement is hereby amended by striking the sentence in its entirety and inserting in lieu thereof the following:

Peoples agrees that upon receipt of the Peoples Disclosure Memorandum, United shall have until August 24, 2001 to review the Peoples Disclosure Memorandum and to terminate this Agreement if for any reason in its sole discretion United believes that proceeding with the Merger in light of the contents of such memorandum would be detrimental to United.

3.          No Other Changes.      Except as set forth in this Amendment, the other provisions of the Merger Agreement shall remain in full force and effect in accordance with their respective terms. Nothing contained herein shall constitute a waiver of any rights or claims of any party heretofore or hereafter arising under or related to the Merger Agreement.

4.       Counterparts.      This Amendment may be executed in one or more counterparts, each of which shall be deemed to be an original, and all of which together shall constitute one and the same agreement.

IN WITNESS WHEREOF, the Parties have cause this Amendment to be executed on the date first above written.

(CORPORATE SEAL) Attest: /s/ Thomas Gilliland Secretary	UNITED COMMUNITY BANKS, INC. By: /s/ Jimmy C. Tallent Name: Jimmy C. Tallent Title: President

(CORPORATE SEAL) Attest: /s/ Elaine B. Lovvorn Secretary	PEOPLES BANCORP, INC. By: /s/ Timothy I. Warren Name: Timothy I. Warren Title: President